Exhibit 12

DARDEN RESTAURANTS, INC.

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

(Dollar amounts in millions)

(Unaudited)

	Quarter Ended		Six Months Ended
	November 25, 2007	November 26, 2006	November 25, 2007	November 26, 2006
Consolidated earnings from continuing operations before income taxes	$59.2	$96.6	$211.1	$236.0
Plus fixed charges:
Gross interest expense(1)	24.1	10.9	34.9	21.8
40% of restaurant and equipment minimum rent expense	8.4	6.4	15.2	12.8

Total fixed charges	32.5	17.3	50.1	34.6
Less capitalized interest	(1.3)	(0.5)	(2.4)	(1.0)

Consolidated earnings from continuing operations before income taxes available to cover fixed charges	$90.4	$113.4	$258.8	$269.6

Ratio of consolidated earnings from continuing operations to fixed charges	2.8	6.6	5.2	7.8

(1)	Gross interest expense includes interest recognized in connection with the Company’s unrecognized tax benefits.